--------------------------------------------------------------------------------
                                     FORM 3
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                     Filed pursuant to Section 16(a) of the
                    Securities Exchange Act of 1934, Section
                       17(a) of the Public Utility Holding
                     Company Act of 1935 or Section 30(f) of
                       the Investment Company Act of 1940

-------------------------------------
           OMB Approval
-------------------------------------
OMB Number:          3235-0104
Expires:    September 30, 1998
Estimated average burden
hours per response.........0.5
-------------------------------------


--------------------------------------------------------------------------------

(Print or Type Responses)
1. Name and Address of Reporting Person*

     Calabro Joseph C.
     ----------------------------------------------------------------
     (Last)          (First)          (Middle)

     c/o Lodgian, Inc.
     3445 Peachtree Road, N.E., Suite 700
     ----------------------------------------------------------------
     (Street)

     Atlanta           GA               30326
     ----------------------------------------------------------------
     (City)          (State)           (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

     12/11/98

3. IRS or Social Security Number of Reporting Person
   (Voluntary)

4. Issuer name and Ticker or Trading Symbol

   LOD

5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

              [X]-- Director
                 -- 10% Owner
                 -- Officer (give title below)
                 -- Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing
   (Check applicable Line)

      [X] Form Filed by One Reporting Person
          Form Filed by More than One Reporting Person

              Table I Non-Derivative Securities Beneficially Owned

1. Title of Security   2. Amount of    3. Ownership        4. Nature of Indirect
   (Instr. 4)             Securities      Form: Direct        Beneficial
                          Beneficially    (D) or Indirect     Ownership
                          Owned           (I) (Instr. 5)      (Instr. 5)
                          (Instr. 4)

   Common Stock, par      206,100         D
   value $.01 per
   share


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
5(b)(v).


      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
                      CURRENTLY VALID OMB CONTROL NUMBER.

                                                                     Page 1 of 2
                                                                 SEC 1473 (7-97)


              Table II-- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1. Title of      2. Date Exer-       3. Title and Amount of     4. Conver-   5. Owner-          6. Nature of
   Derivative       cisable and         Securities Underlying      sion or      ship Form         Indirect
   Security         Expiration          Derivative Security        Exercise     of Deriv-         Beneficial
   (Instr. 4)       Date                (Instr. 4)                 Price of     ative             Ownership
                    (Month/Day/Year)                               Deri-        Security:         (Instr. 5)
                                                                   vative       Direct (D) or
                                                                   Security     Indirect (I)
                                                                                (Instr. 5)

                 Date      Expira-   Title          Amount or
                 Exer-     tion                     Number of
                 cisable   Date                     Shares

Option to        8/5/92    8/5/02    Common Stock   10,000      $4.00        D
Purchase
Common Stock
Option to        5/14/93   5/14/03   Common Stock   5,000       $4.00        D
Purchase
Common Stock
Option to        6/24/94   6/24/04   Common Stock   5,000       $6.125       D
Purchase
Common Stock
Option to        5/26/95   5/26/05   Common Stock   5,000       $6.125       D
Purchase
Common Stock
Option to        5/17/96   5/17/06   Common Stock   5,000       $6.125       D
Purchase
Common Stock
Option to        5/06/97   5/06/07   Common Stock   5,000       $6.125       D
Purchase
Common Stock
Option to        8/27/97   8/27/07   Common Stock   20,000      $6.125       D
Purchase
Common Stock

Explanation of Responses:
**Intentional mistatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure


/s/ Joseph C. Calabro
------------------------
    Joseph C. Calabro


Dec. 21, 1998
------------------------
Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid omb control number.

                                                                     Page 2 of 2
                                                                 SEC 1473 (7-97)